STRATUM HOLDINGS, INC.
Three Riverway, Suite 1590
Houston, Texas 77056
(713) 479-7050
Fax (713) 479-7080

June 16, 2010

Ms. Erin Martin
Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Stratum Holdings, Inc.
Form 10-K for the Year Ended December 31, 2008
Form 10-Q for the Period Ended March 31, 2009
File No. 0-51229

Dear Ms. Martin:

This letter will supplement our letter dated June 7, 2010 in response to the comments of the staff of the Securities and Exchange Commission (the “Commission”) in its comment letter dated May 4, 2010 (the “Comment Letter”) with respect to the Annual Report on Form 10-K for the year ended December 31, 2008 and the Quarterly Report on Form 10-Q for the period ended March 31, 2009 of Stratum Holdings, Inc. (the “Company”).

Supplemental Response to Comment 1:
As indicated in our letter dated March 5, 2010, Exhibit 10.25 of our 2008 Form 10-K is the Securities Purchase Agreement incorporated by reference from Exhibit 10.1 of our Form 8-K filed on March 14, 2008.  Since we originally filed the Securities Purchase Agreement as an Exhibit in March 2008, all the transactions contemplated thereby have been completed, and there are no substantive obligations of the parties remaining thereunder.  As such, we have concluded that this agreement is no longer material to the Company and will delete it from our continuing list of exhibits in future 1934 Act filings.

As further indicated in our letter dated March 5, 2010, Exhibit 10.32 of our 2008 Form 10-K is the Second Amended and Restated Credit Agreement incorporated by reference from Exhibit 10.2 of our Form 10-Q filed on August 13, 2008.   Exhibit 10.2 lists a number of underlying exhibits and schedules to the Second Amended and Restated Credit Agreement which we did not include as part of the Exhibit in our original filing in August 2008.  Shown below is a list of the excluded underlying exhibits and schedules to the Second Amended and Restated Credit Agreement:

Ms. Erin Martin
June 16, 2010

Exhibit I	-	Form of Note
Exhibit II	-	Form of Borrowing Request
Exhibit III	-	Form of Compliance Certificate
Exhibit IV	-	Disclosures
Exhibit V	-	Borrowing Base Oil and Gas Properties
Exhibit VI	-	Purchasers of Production

The Company hereby undertakes to file the excluded underlying exhibits and schedules to the Second Amended and Restated Credit Agreement as an Exhibit in its next Quarterly Report on Form 10-Q for the period ended June 30, 2010.

*****

If you have any questions, please call me in the Houston office at (713) 479-7050, or contact me by fax at (713) 479-7080.

Sincerely,

/s/ D. Hughes Watler, Jr.
     D. Hughes Watler, Jr.
     Chief Financial Officer